UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 13

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

☐Yes No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission --”CNV”), dated November 25, 2016

Buenos Aires, November 25, 2016

Messrs.
Comisión Nacional de Valores
(National Securities Commission)

Re.:	Relevant Fact – Resolution of the Secretary of Commerce on the Acquisition of 68% of Sofora Telecomunicaciones S.A.’s Shares of Common Stock

Dear Sirs,

I hereby address you, in my capacity of attorney in fact of Nortel Inversora S.A. (“Nortel” or the “Company”), following Nortel’s submittal of information before the Comisión Nacional de Valores (National Securities Commission) and the Buenos Aires Stock Exchange on March 8, 2016 in connection with Fintech Telecom LLC (“Fintech”)’s acquisition of a controlling interest in Sofora Telecomunicaciones S.A. (“Sofora”), a direct parent of Nortel.

Please note that on the date hereof Fintech has informed us that it has been notified of Resolution No. 356/2016 issued by the Secretary of Commerce of the Ministry of Production, pursuant to which the acquisition by Fintech of 68% of Sofora’s shares of common stock, which is deemed a market concentration transaction, has been authorized.

Attached please find a copy of the note received from Fintech.

Sincerely,

____________________________
María Verónica Tuccio
Attorney in fact of Nortel Inversora

Nortel Inversora S.A:
Av. Alicia Moreau de Justo 50
C1107AAB – City of Buenos Aires
At. Ms. María Blanco Salgado

Re.: Approval of Acquisition of 68% of Sofora Telecomunicaciones S.A.

Dear Sirs,

In my capacity as legal representative of Fintech Telecom, LLC (“Fintech”), I hereby inform you that we have been notified of Resolution No. 356/2016 issued by the Secretary of Commerce of the Ministry of Production, pursuant to which the acquisition by Fintech Telecom LLC of 68% of the shares of common stock issued by Sofora Telecomunicaciones S.A., which is deemed a market concentration transaction, is authorized, pursuant to Section 13, paragraph a) of Law No. 25,156.

Sincerely,

______________________________
Carolina Curzi
Legal Representative

Received 11-25-2016

María Verónica Tuccio
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: November 25, 2016	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations